UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Hawkins, Inc.
(Name of Issuer)
Common Stock, Par Value $.05 per share
(Title of Class of Securities)
420261109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	420261109	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Hawkins, Inc. Employee Stock Ownership Plan and Trust (Tax ID: 41-0771293)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,436,110

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,436,110

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,436,110

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.0%

12	TYPE OF REPORTING PERSON

	EP

Item 1. (a)	Name of Issuer:
Hawkins, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
3100 East Hennepin Avenue Minneapolis, MN 55413

Item 2. (a)	Name of Person Filing: [1] Hawkins, Inc. Employee Stock Ownership Plan and Trust

(b)	Address of Principal Business Office or, if none, Residence:
Residence c/o Hawkins, Inc. 3100 East Hennepin Avenue Minneapolis, MN 55413

(c)	Citizenship:
Minnesota

(d)	Title of Class of Securities:
Common Stock, Par Value $.05 per share

(e)	CUSIP Number:
420261109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☑ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

[1]	The Trustee of the Hawkins, Inc. Employee Stock Ownership Plan and Trust (the “ESOP”) is Charles Schwab Trust Company. The ESOP allows plan participants to direct voting of shares allocated to their plan accounts, and all shares held by the ESOP and reported on this Schedule are allocated to plan participant accounts. Under the applicable trust agreement, the Trustee is to vote shares with respect to which no voting instructions are received from plan participants in proportion to the shares voted by plan participants who do submit voting instructions. As a result, the Trustee may theoretically be deemed to share, at least temporarily, voting power as to all shares reported on this Schedule. The Trustee also has limited dispositive power with respect to all shares reported on this Schedule, reflecting a requirement that the assets of the ESOP must primarily consist of shares of the Issuer’s stock. The Trustee disclaims beneficial ownership of the shares attributed to it in its capacity as Trustee of the ESOP.

Item 4.	Ownership
(a)	Amount beneficially owned: 1,436,110.

(b)	Percent of class: 14.0%.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 1,436,110.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 1,436,110.

Item 5.	Ownership of Five Percent or Less of a Class
     Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     The plan participants and beneficiaries of the ESOP have the right to receive dividends from and the proceeds from the sale of the shares reported on this Schedule. No person has such a right with respect to more than 5% of the Issuer’s outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not Applicable

Item 8.	Identification and Classification of Members of the Group
     Not Applicable

Item 9.	Notice of Dissolution of Group
     Not Applicable

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011	HAWKINS, INC. EMPLOYEE STOCK OWNERSHIP TRUST
	By:	HAWKINS, INC., AS ADMINISTRATOR

/s/ Kathleen P. Pepski
Kathleen P. Pepski
Vice President, Chief Financial Officer, and Treasurer